MOL Plc.

RECEIVED

2007 JUN -7 A 9:1?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

29th May, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07024235

SUPPL

Attention: **Special Counsel**
Office of International Corporate Finance

QT.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 1 3 2007
THOMSON
FINANCIAL

Richárd Benke
Investor Relations Director

Enclosure

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

▶ MOL Plc.

INVESTOR NEWS

29 May 2007

Acquisition of more than 5% influence in MOL

MOL Hungarian Oil and Gas Public Limited Company hereby informs capital markets participants that following the purchase of 429,861 MOL ordinary shares (0.39% of MOL shares) on 24-25 May 2007, indirect influence of KAFIJAT Befektetési és Vagyonkezelési Zrt. in MOL increased to 5.14%.

Taking into account that Rahimkulov Timur Magdetovics and Rahimkulov Ruszlan Magdetovics jointly own 100% of CHARING INVESTMENT LIMITED, which owns further 85,291 MOL ordinary shares, the abovementioned shares result in a 5.23% indirect influence in MOL for Megdet Rahimkulov, who owns 71.44% of KAFIJAT Zrt, and for Rahimkulov Timur Magdetovics and Rahimkulov Ruszlan Magdetovics, who own 14.28-14.28% of KAFIJAT Zrt., and are the close relatives of Megdet Rahimkulov and each other.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

ST2. Announcement of the acquisition of or change in a ratio of more than 5% control

Name of shareholder acquiring, holding more than 5% control	Megdet Rahimkulov, Rahimkulov Timur Magdetovics and Rahimkulov Ruszlan Magdetovics
Security name, type	MOL „A" Series Ordinary Share
Exchange listed (yes/no)	Yes
Type of transaction (purchase/sale)	Purchase
Securities subject to the transaction (qty)	429,861
Securities subject to the transaction (%)	0.39%
Date of transaction	2007.05.24-25
Date of notice to Company	2007.05.25
Control before notice	4.79%
Shareholdings before notice (%)	4.32%
Control after notice	5.23%
Shareholdings after notice (%)	4.71%

Budapest, 29 May 2007

MOL Plc.
Finance

RECEIVED
2007 JUN -7 A 9:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

17th May, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

17 May 2007

MOL-ExxonMobil agree to jointly examine unconventional resource potential

On 16 May 2007 MOL Hungarian Oil and Gas Plc. (MOL) signed a Heads of Agreement with ExxonMobil subsidiary Esso Exploration International Limited to undertake a joint technical study of certain basins in Hungary that present significant unconventional hydrocarbon gas resource potential and, depending on the study results, to undertake additional exploration activities.

Unconventional exploration projects usually require substantial financial commitment and often entail significant production risk. Since ExxonMobil possesses extensive experience, appropriate technology and know-how and MOL has an excellent understanding of the petroleum geology and industry operations of Hungary, this cooperation is expected to leverage the strengths of both parties.

The project presents a good opportunity for MOL to further examine the unconventional hydrocarbon potential in Hungary.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END